FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of February 2010

SANTANDER UK PLC
(Translation of registrant's name into English)

2 Triton Square, Regent’s
Place, London NW1 3AN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F .. . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . .. . . . No . . .X. . . .

Alliance & Leicester plc (“A&L”) and Santander UK plc (“Santander”)

Important changes to Alliance & Leicester plc

Alliance & Leicester plc (A&L) intends to transfer its business in to its immediate parent company, Santander UK plc (Santander) later this year under a scheme allowed by Part VII of the Financial Services and Markets Act 2000.  This transfer is subject to FSA support and Court approval.

The transfer will provide benefits for customers and Santander.  For customers this includes access to Santander’s full product range plus use of over 1,300 Santander branches in the UK, four times as many branches as currently available for A&L customers.

By rationalising systems and improving the sales and risk management processes through having a single view of customers’ dealings with the bank, Santander will also benefit from the significant synergies that were announced to the market at the time of the A&L acquisition in 2008.

We will be writing to A&L customers in the next few weeks with details on the timing of the transfer and any implications they will need to consider.

Once the transfer becomes effective, work will then begin to move certain customers’ accounts to Santander’s IT system with an expectation of rebranding Alliance & Leicester to Santander by the end of 2010.

For further information regarding the proposed transfer, please:

•	visit us at www.alliance-leicester.co.uk or www.santander.co.uk;

•	call us on +44 (0) 800 015 0964; or

•	write to us at Freepost RSGY-JEAA-SGHK, 2 Triton Square, Regent's Place, London, NW1 3AN.

Ends

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK PLC

Dated: 25 February 2010	By / s / Jessica Petrie (Authorised Signatory)